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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For April 25, 2012

Commission File Number: 1-6702

NEXEN INC.
(Translation of registrant's name into English)

801- 7th Avenue S.W.
Calgary, Alberta, Canada, T2P 3P7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 DOCUMENTS FILED AS PART OF THIS FORM 6-K

        See the Exhibit Index to this Form 6-K.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXEN INC. (Registrant)
Date: April 25, 2012
	By:	/s/ C. JAMES CUMMINGS Name: C. James Cummings Title: Assistant Secretary

 Form 6-K Exhibit Index

Exhibit Number	Description
99.1	Press Release dated April 25, 2012

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DOCUMENTS FILED AS PART OF THIS FORM 6-K
SIGNATURE
Form 6-K Exhibit Index